SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

067532101

(CUSIP Number)

Ibex Investors LLC

260 N. Josephine Street, Suite 300

Denver, CO 80206

Attention: Justin B. Borus

Telephone: (303) 500-8821

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 067532101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ibex Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,245,766
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,245,766
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,245,766
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 067532101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,745,766
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,745,766
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,745,766
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 067532101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ibex Microcap Fund LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,242,766
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,242,766
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,242,766
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 067532101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lazarus Macro Micro Partners LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 067532101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ibex Investment Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,245,766
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,245,766
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,245,766
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1” or this “Statement”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.000001 per share (the “Common Stock”), of Barfresh Food Group Inc. (the “Issuer”). This Amendment No. 1 amends and restates in its entirety Item 5 of the Schedule 13D originally filed on March 23, 2020.

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of the Event Date of April 13, 2020 and as of April 15, 2020 (the filing date of this Amendment No. 1), the Reporting Persons beneficially own:

(i)	The Fund directly owns 14,442,766 shares of Common Stock and warrants to purchase 1,800,000 shares of Common Stock, representing 11.2% of all of the outstanding shares of Common Stock.

(ii)	Macro Micro Partners directly owns 3,000 shares of Common Stock, representing 0.002% of all of the outstanding shares of Common Stock.

(iii)	Mr. Borus directly beneficially owns 3,000,000 shares of Common Stock and warrants to purchase 1,500,000 shares of Common Stock, representing 3.1% of all of the outstanding shares of Common Stock.

(iv)	The Investment Manager, as the investment manager and general partner of the Fund and Macro Micro Partners, may be deemed to beneficially own the 14,445,766 shares of Common Stock held by the Fund and Macro Micro Partners and the warrants to purchase 1,800,000 shares of Common Stock held by the Fund, representing 11.2% of all of the outstanding shares of Common Stock.

(v)	IM Holdings, as the sole member of the Investment Manager, may be deemed to beneficially own the 14,445,766 shares of Common Stock held by the Fund and Macro Micro Partners and the warrants to purchase 1,800,000 shares of Common Stock held by the Fund, representing 11.2% of all of the outstanding shares of Common Stock.

(vi)	Mr. Borus, as the manager of the Investment Manager and IM Holdings, may be deemed to beneficially own the 14,445,766 shares of Common Stock held by the Fund and Macro Micro Partners and the warrants to purchase 1,800,000 shares of Common Stock held by the Fund, representing 11.2% of all of the outstanding shares of Common Stock. Together with the securities beneficially owned directly by Mr. Borus as set forth in clause (iii) above, Mr. Borus may be deemed to beneficially own 17,445,766 shares of Common Stock and warrants to purchase 3,300,000 shares of common stock, representing 14.2% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock other than the shares beneficially owned directly by such Reporting Person.

The foregoing percentages set forth in this response are based on 143,247,603 shares of Common Stock outstanding as of April 6, 2020, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on April 13, 2020.

(b)       The Fund has, and each of the Investment Manager, IM Holdings and Mr. Borus may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 14,442,766 shares of Common Stock and warrants to purchase 1,800,000 shares of Common Stock reported herein. Macro Micro Partners has, and each of the Investment Manager, IM Holdings and Mr. Borus may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 3,000 shares of Common Stock reported herein. Mr. Borus will, upon acquisition (see Item 4), have the power to vote or direct the vote of and to dispose or direct the disposition of 3,000,000 shares of Common Stock and warrants to purchase 1,500,000 shares of Common Stock reported herein.

(c)       Other than as set forth in Item 4, no transactions in the Common Stock have been effected by any Reporting Person in the last sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: April 15, 2020

Justin B. Borus

Ibex Investors LLC

Ibex Microcap Fund LLLP

Lazarus Macro Micro Partners LLLP

Ibex Investment Holdings LLC

By:           /s/ Justin B. Borus

Justin B. Borus, for himself and as the Manager of each of IM Holdings and the Investment Manager (for itself and on behalf of the Fund and Macro Micro Partners)